UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at July 27, 2009

TASEKO MINES LIMITED
300-905 West Pender St .
Vancouver BC
Canada V6C 1L6
Tel 778-373-4533
Fax 778-373-4534
Toll Free 1 800 667 - 2114

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F....X....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: July 30, 2009

Print the name and title of the signing officer under his signature.

  300-905 West Pender St .
Vancouver BC
Canada V6C 1L6
Tel 778-373-4533
Fax 778-373-4534
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO ANNOUNCES GIBRALTAR PRODUCTION UPDATE

July 27, 2009, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE AMEX: TGB) ("Taseko" or the "Company") is pleased to provide the following update on production and cost results for the second quarter 2009.

During the second quarter of 2009, the Gibraltar Mine produced 19.1 million pounds of copper and 217 thousand pounds of molybdenum. For the first six months of 2009, Gibraltar has produced 39.0 million pounds of copper and 404 thousand pounds of molybdenum, representing a 46% increase in copper production compared to the same period in 2008. These quarterly production figures are in line with annual production guidance of 80 million pounds of copper and 800 thousand pounds of molybdenum.

Total (on-site and off-site) cash costs for the second quarter were US$1.30 per pound. For the first six months of 2009, total cash costs averaged US$1.23 per pound.

Russell Hallbauer, President and CEO of Taseko stated, "These production and cost results demonstrate the improved capabilities of Gibraltar's upgraded concentrator and new mining equipment. The copper price strengthened during the second quarter, averaging US$2.12 per pound on the London Metals Exchange. Today's price is over US$2.50 per pound and with our recent mine enhancements, Taseko is well positioned to capitalize on the much improved price environment."

Mr. Hallbauer continued, "Concentrator upgrade work recommenced in the second quarter with the installation of the new Vertimill will increase metal recoveries by an estimated 3%. In conjunction with additional capital projects, we are on track to achieve annual production capacity of 115 million pounds of copper by the middle of 2010. Engineering and operations personnel are currently examining ways to accelerate this timeframe."

Note: The above production and cost figures are unaudited.

Contact: Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.